Exhibit 99.1

Gaotu Techedu Announces Third Quarter of 2021 Unaudited Financial Results

Beijing, February 22, 2022 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

In July 2021, the General Office of the CPC Central Committee and the General Office of the State Council of the PRC published the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education.” Later in August 2021, the Beijing Municipal Committee of the Communist Party of China and the Beijing Municipality Government jointly issued the “Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing,” and promulgated the related implementation rules, regulations and measures (collectively, the “New Regulations”).

In compliance with the New Regulations, the Company has stopped offering tutoring services related to academic subjects to students from kindergarten through grade nine (“K-9 Services”) by the end of 2021, which had a substantial adverse impact on the Company’s business and results of operations for the fiscal year ended December 31, 2021 and the subsequent periods. The Company will cease offering tutoring services related to academic subjects to students in senior high schools before the end of February 2022, which will have a substantial adverse impact on the Company's revenues for 2022 and subsequent periods.

The Company will leverage the resources and knowhow accumulated through its past K-12 academic subject tutoring services, and turn its focus on its professional education service, vocational education service and digital products.

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “During the third quarter of 2021, we proactively, decisively, and swiftly restructured our business and organization in accordance with the New Regulations. Leaning on the insights and knowledge we accumulated in the online non-K12 education sector over the past 6 years, and leaning on our commitment to fully complying with government policies and undertaking proactive reforms, we reconvened and united all employees through our strong corporate culture of solidarity, to collaborate towards the common goal of business transformation and quickly pivoted our focus to vocational education, professional education, and digital education products.”

“In the third quarter, we maintained a healthy cash balance and have begun to see a fresh and promising start in our non-K12 business. Going forward, we will continue to increase our investments in technology and product innovation, continue to provide reliable products and services to our students, continue to invest in corporate social responsibilities, and remain fully dedicated to the innovation and development of China’s education. ”

Shannon Shen, CFO of the Company, added, “Following the introduction of the New Regulations related to the after-school tutoring sector, we promptly turned our focus to non-K12 business. Adjustment has been implemented to our organizational structure, which is more conductive to our business innovation strategy. The improved structure is expected to serve as a solid foundation for exploring new opportunities and for long-term development. Additionally, payments in association with the termination of after-school tutoring business, including expenses for severance costs, summer tuition refunds and lease cancellation, etc., have largely been settled before the end of the third quarter of 2021.”

“As of the end of the third quarter, our cash, cash equivalents, restricted cash and short-term wealth management investments totaled RMB3.5 billion, which is sufficient to support both our current operating scale and the exploration into new businesses. We expect to achieve profitability and positive operating cash flow as early as the fourth quarter of 2021. Going forward, we will remain committed to delivering healthy and sustainable long-term growth.”

Third Quarter 2021 Highlights[1]

•
Net revenues was RMB1,114.9 million, compared with net revenue of RMB1,965.8 million in the same period of 2020.
-
Net revenues of online K-12 courses was RMB993.2 million, compared with net revenue of online K-12 courses of RMB1,757.2 million in the same period of 2020.
•
Gross billings[2] was RMB301.6 million, compared with gross billings of RMB2,086.2 million in the same period of 2020.
-
Gross billings of online K-12 courses was RMB198.8 million, compared with gross billings of online K-12 courses of RMB1,793.5 million in the same period of 2020.
•
Paid course enrollments[3] was 86 thousand, compared with paid course enrollments of 1,256 thousand in the same period of 2020.
-
Paid course enrollments of online K-12 courses was 46 thousand, compared with paid course enrollments of online K-12 courses of 1,147 thousand in the same period of 2020.
•
Net loss was RMB1,044.6 million, compared with net loss of RMB932.5 million in the same period of 2020.
•
Non-GAAP net loss was RMB989.3 million, compared with non-GAAP net loss of RMB863.6 million in the same period of 2020.
•
Deferred revenue was RMB1,360.3 million, compared with RMB2,733.7 million as of December 31, 2020.

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

[3] Paid course enrollments for a certain period refer to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student. Paid courses refer to our courses that are charged not less than RMB99.0 per course in fees.

Third Quarter 2021 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Three Months Ended September 30,
	2020	2021	Pct. Change
Net revenues	1,965,809	1,114,883	(43.3%)
Online K-12 courses	1,757,180	993,249	(43.5%)
Foreign language, professional, admission and other services	208,629	121,634	(41.7%)
Gross billings	2,086,193	301,632	(85.5%)
Online K-12 courses	1,793,462	198,817	(88.9%)
Foreign language, professional, admission and other services	292,731	102,815	(64.9%)
Paid course enrollments (In thousands)	1,256	86	(93.2%)
Online K-12 courses	1,147	46	(96.0%)
Foreign language, professional, admission and other services	109	40	(63.3%)
Net loss	(932,512)	(1,044,613)	12.0%
Non-GAAP net loss	(863,583)	(989,283)	14.6%

Nine Months Ended September 30, 2021 Highlights

•
Net revenues was RMB5,287.5 million, a 7.6% year-over-year increase.
-
Net revenues of online K-12 courses increased 15.0% year-over-year to RMB4,900.9 million.
•
Gross billings was RMB4,177.7 million, compared with gross billings of RMB5,861.6 million in the same period of 2020.
-
Gross billings of online K-12 courses was RMB3,776.0 million, compared with gross billings of online K-12 courses of RMB5,080.1 million in the same period of 2020.
•
Paid course enrollments was 2,484 thousand, compared with paid course enrollments of 3,596 thousand in the same period of 2020.
-
Paid course enrollments of online K-12 courses was 2,241 thousand, compared with paid course enrollments of online K-12 courses of 3,290 thousand in the same period of 2020.
•
Net loss was RMB3,389.3 million, compared with net loss of RMB765.9 million in the same period of 2020.
•
Non-GAAP net loss was RMB3,082.6 million, compared with non-GAAP net loss of RMB600.1 million in the same period of 2020.

First Nine Months of 2021 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Nine Months Ended September 30,
	2020	2021	Pct. Change
Net revenues	4,913,703	5,287,480	7.6%
Online K-12 courses	4,262,237	4,900,875	15.0%
Foreign language, professional, admission and other services	651,466	386,605	(40.7%)
Gross billings	5,861,588	4,177,706	(28.7%)
Online K-12 courses	5,080,131	3,775,965	(25.7%)
Foreign language, professional, admission and other services	781,457	401,741	(48.6%)
Paid course enrollments (In thousands)	3,596	2,484	(30.9%)
Online K-12 courses	3,290	2,241	(31.9%)
Foreign language, professional, admission and other services	306	243	(20.6%)
Net loss	(765,897)	(3,389,323)	342.5%
Non-GAAP net loss	(600,130)	(3,082,593)	413.7%

Financial Results for the Third Quarter of 2021

Net Revenues

Net revenues was RMB1,114.9 million, compared with net revenues of RMB1,965.8 million in the third quarter of 2020. The decrease was mainly due to the cessation of K-9 service as a result of the impact of the New Regulations.

Cost of Revenues

Cost of revenues rose by 42.4% to RMB715.2 million from RMB502.3 million in the third quarter of 2020, which included severance costs for the reduction of instructors and tutors due to the impact of the New Regulations.

Gross Profit and Gross Margin

Gross profit was RMB399.7 million, compared with gross profit of RMB1,463.5 million in the third quarter of 2020. Gross profit margin decreased to 35.9% from 74.4% in the same period of 2020. The decrease was attributable to the decrease of net revenues and the severance costs for the reduction in staffing recognized in the third quarter of 2021, as a result of the impact of the New Regulations.

Non-GAAP gross profit was RMB436.9 million, compared with non-GAAP gross profit of RMB1,481.4 million in the same period of 2020. Non-GAAP gross profit margin decreased to 39.2% from 75.4% in the same period of 2020.

Operating Expenses

Operating expenses were RMB1,481.1 million, which were decreased from RMB2,453.7 million in the third quarter of 2020.

Selling expenses decreased to RMB826.4 million from RMB2,055.8 million in the third quarter of 2020. The decrease was primarily due to decreases in brand advertisement and promotional course expenses, which were partially offset by an increase in salaries and welfare for sales and marketing personnel, which was primarily resulted from severance costs for the reduction of sales and marketing personnel in the third quarter of 2021 due to the impact of the New Regulations.

Research and development expenses increased by 52.6% to RMB336.3 million, from RMB220.4 million in the third quarter of 2020. The increase was primarily due to an increase in salaries and welfare for research and development personnel, which was primarily resulted from severance costs for the reduction of research and development personnel in the third quarter of 2021 due to the impact of the New Regulations.

General and administrative expenses decreased to RMB164.7 million from RMB177.4 million in the third quarter of 2020. The expenses included severance costs for the reduction of general and administrative personnel in the third quarter of 2021 due to the impact of the New Regulations.

Impairment loss on long-lived assets and disposal loss on assets was RMB28.6 million and RMB125.0 million respectively for the third quarter of 2021, compared with nil and nil for the same period of 2020. As a result of the changes in the regulatory environment of the online education industry and the restructuring of our business and organization, the Company disposed some assets and performed an impairment assessment on long-lived assets, and recognized the disposal loss and impairment loss in the third quarter of 2021.

Loss from Operations

Loss from operations was RMB1,081.3 million, compared with the loss from operations of RMB990.1 million in the third quarter of 2020. The increase was primarily due to the decrease of net revenue and the severance costs for the reduction of our personnel in the third quarter of 2021 due to the impact of the New Regulations.

Non-GAAP loss from operations was RMB1,026.0 million, compared with non-GAAP loss from operations of RMB921.2 million in the third quarter of 2020.

Interest Income and Realized Gains from Investment

Interest income and realized gains from investments, on aggregate, was RMB35.0 million, compared with RMB18.4 million in the third quarter of 2020. Interest income and realized gains from investments was primarily the interest income and realization of gains generated from cash, cash equivalents and short-term wealth management investments.

Other Income

Other income was RMB1.3 million, compared with other income of RMB49.9 million in the third quarter of 2020.

Net Loss

Net loss was RMB1,044.6 million, compared with net loss of RMB932.5 million in the third quarter of 2020.

Non-GAAP net loss was RMB989.3 million, compared with non-GAAP net loss of RMB863.6 million in the third quarter of 2020.

Cash Flow

Net operating cash outflow for the third quarter of 2021 was RMB2,017.8 million. The outflow of net operating cash this quarter was primarily due to the tuition fee refunds and the severance costs for reduction of our personnel in the third quarter of 2021 due to the impact of the New Regulations.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB4.07, in the third quarter of 2021.

Non-GAAP basic and diluted net loss per ADS were RMB3.86, in the third quarter of 2021.

Share Outstanding

As of September 30, 2021, the Company had 171,171,098 ordinary shares outstanding.

Cash and Cash Equivalents, Restricted Cash, Short-term Investments and Long-term Investments

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3,454.4 million in the aggregate, compared with a total of RMB8,217.2 million of cash and cash equivalents, short-term investments and long-term investments as of December 31, 2020. Restricted cash mainly represented the upfront tuition fee in the government custodian account, and will be released as the courses are being delivered.

Deferred Revenue

As of September 30, 2021, the Company's deferred revenue balance was RMB1,360.3 million, compared with RMB2,733.7 million as of December 31, 2020. Deferred revenue primarily consisted of tuition collected in advance. The decrease was primarily attributable to the decrease in paid course enrollments in the third quarter of 2021 due to the cessation of K-9 service as a result of the impact of the New Regulations.

Other Payables

As of September 30, 2021, other payables in non-current liabilities totaled RMB26.6 million, all of which were payables related to the purchase of the Zhengzhou properties.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers vocational education, professional education and digital products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over usually no more than 60 classes for K-12 courses. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.4434 to USD1.0000, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2021, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	355,224	770,484	119,577
Restricted cash	-	699,969	108,633
Short-term investments	7,331,268	1,983,925	307,900
Inventory	48,074	24,291	3,770
Prepaid expenses and other current assets	722,682	522,698	81,121
Total current assets	8,457,248	4,001,367	621,001

Non-current assets
Operating lease right-of-use assets	806,591	451,911	70,135
Property, equipment and software, net	704,338	699,652	108,584
Land use rights, net	28,983	28,379	4,404
Long-term investments	530,729	-	-
Deferred tax assets	48,324	-	-
Rental deposit	51,499	44,638	6,928
Other non-current assets	58,080	1,710	266
TOTAL ASSETS	10,685,792	5,227,657	811,318

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB623,002 and RMB346,121 as of December 31, 2020 and September 30, 2021, respectively)	1,315,502	743,708	115,421
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	2,724,614	1,349,640	209,461
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB125,986 and RMB104,937 as of December 31, 2020 and September 30, 2021, respectively)	152,622	110,484	17,147
Income tax payable of the consolidated VIE without recourse to the Group	4,654	-	-
Total Current liabilities	4,197,392	2,203,832	342,029

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,125	10,689	1,659
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB527,692 and RMB328,244 as of December 31, 2020 and September 30, 2021, respectively)	644,143	346,568	53,787
Deferred tax liabilities of the consolidated VIE without recourse to the Group	78,697	72,137	11,195
Other payables of the consolidated VIE without recourse to the Group	26,580	26,580	4,124
TOTAL LIABILITIES	4,955,937	2,659,806	412,794

SHAREHOLDERS’ EQUITY
Ordinary shares	113	113	18
Treasury stock, at cost	(139,572)	-	-
Additional paid-in capital	7,595,049	7,755,765	1,203,676
Accumulated other comprehensive loss	(59,905)	(132,874)	(20,622)
Statutory reserve	40,380	40,380	6,267
Accumulated deficit	(1,706,210)	(5,095,533)	(790,815)
TOTAL SHAREHOLDERS’ EQUITY	5,729,855	2,567,851	398,524

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	10,685,792	5,227,657	811,318

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,	For the nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues:	1,965,809	1,114,883	173,027	4,913,703	5,287,480	820,604
Online K-12 Courses	1,757,180	993,249	154,150	4,262,237	4,900,875	760,604
Foreign language, professional and admission	203,469	120,738	18,738	638,026	383,886	59,578
Other services	5,160	896	139	13,440	2,719	422
Cost of revenues	(502,274)	(715,172)	(110,993)	(1,146,185)	(2,010,952)	(312,095)
Gross profit	1,463,535	399,711	62,034	3,767,518	3,276,528	508,509
Operating expenses
Selling expenses	(2,055,820)	(826,439)	(128,261)	(4,017,857)	(4,756,232)	(738,156)
Research and development expenses	(220,436)	(336,288)	(52,191)	(459,724)	(1,127,900)	(175,047)
General and administrative expenses	(177,395)	(164,743)	(25,568)	(348,895)	(624,340)	(96,896)
Impairment loss on long-lived assets	-	(28,609)	(4,440)	-	(81,740)	(12,686)
Disposal loss on assets	-	(124,975)	(19,396)	-	(124,975)	(19,396)
Total operating expenses	(2,453,651)	(1,481,054)	(229,856)	(4,826,476)	(6,715,187)	(1,042,181)
Loss from operations	(990,116)	(1,081,343)	(167,822)	(1,058,958)	(3,438,659)	(533,672)
Interest income	1,580	5,412	840	2,099	27,164	4,216
Realized gains from investments	16,831	29,545	4,585	53,069	54,181	8,409
Other income	49,884	1,323	205	199,537	9,691	1,504
Loss before provision for income tax and share of results of equity investees	(921,821)	(1,045,063)	(162,192)	(804,253)	(3,347,623)	(519,543)
Income tax (expenses)benefits	(10,435)	450	70	40,093	(41,398)	(6,425)
Share of results of equity investees	(256)	-	-	(1,737)	(302)	(47)
Net loss	(932,512)	(1,044,613)	(162,122)	(765,897)	(3,389,323)	(526,015)
Net loss attributable to Gaotu Techedu Inc.'s ordinary shareholders	(932,512)	(1,044,613)	(162,122)	(765,897)	(3,389,323)	(526,015)
Net loss per ordinary share
Basic	(5.87)	(6.11)	(0.95)	(4.82)	(19.86)	(3.08)
Diluted	(5.87)	(6.11)	(0.95)	(4.82)	(19.86)	(3.08)
Net loss per ADS
Basic	(3.91)	(4.07)	(0.63)	(3.21)	(13.24)	(2.05)
Diluted	(3.91)	(4.07)	(0.63)	(3.21)	(13.24)	(2.05)
Weighted average shares used in net income per share
Basic	158,934,937	170,964,073	170,964,073	159,061,256	170,645,019	170,645,019
Diluted	158,934,937	170,964,073	170,964,073	159,061,256	170,645,019	170,645,019

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,	For the nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,965,809	1,114,883	173,027	4,913,703	5,287,480	820,604
Less: other revenues(1)	216	134	21	1,215	605	94
Add: VAT and surcharges	117,916	68,772	10,673	294,820	326,295	50,640
Add: ending deferred revenue	1,964,785	1,360,329	211,120	1,964,785	1,360,329	211,120
Add: ending refund liability	81,698	58,655	9,103	81,698	58,655	9,103
Less: beginning deferred revenue	1,961,103	1,976,369	306,728	1,337,636	2,733,739	424,270
Less: beginning refund liability	82,696	324,504	50,362	54,567	120,709	18,734
Gross billings (non-GAAP)	2,086,193	301,632	46,812	5,861,588	4,177,706	648,369

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	1,463,535	399,711	62,034	3,767,518	3,276,528	508,509
Share-based compensation expense in cost of revenues	17,902	37,212	5,775	47,490	97,554	15,140
Non-GAAP gross profit	1,481,437	436,923	67,809	3,815,008	3,374,082	523,649

Loss from operations	(990,116)	(1,081,343)	(167,822)	(1,058,958)	(3,438,659)	(533,672)
Share-based compensation expenses	68,929	55,330	8,587	165,767	306,730	47,604
Non-GAAP loss from operations	(921,187)	(1,026,013)	(159,235)	(893,191)	(3,131,929)	(486,068)

Net loss	(932,512)	(1,044,613)	(162,122)	(765,897)	(3,389,323)	(526,015)
Share-based compensation expenses	68,929	55,330	8,587	165,767	306,730	47,604
Non-GAAP net loss	(863,583)	(989,283)	(153,535)	(600,130)	(3,082,593)	(478,411)